

January 5, 2011

Eileen Russell
Chief Executive Officer and President
EDUtoons, Inc.
101 East 52nd Street
10th Floor
New York, NY 10022

>   **Re: EDUtoons, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 22, 2010**
>   **File No. 333-168587**

Dear Ms. Russell:

We have reviewed your responses to the comments in our letter dated November 9, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please disclose that you are a shell company here and in your Shares Eligible for Resale section as you state in your response to our prior comment 1 that you have nominal operations and that all of your assets consist of cash and deferred registration costs. Refer to Rule 405 of the Securities Act of 1933.

Summary Financial and Other Data, page 4

2. Please delete the "unaudited" designation for the column September 30, 2010, as to not imply that the June 30, 2010 column has been audited. In this regard, none of the summary financial data presented is considered to be audited, but rather the data is obtained from the audited and unaudited financial statements.

Risk Factors, page 5

Members of our management team have no experience in producing and marketing . . ., page 5

3. We note your response to our prior comment 3. Please revise to state that Mr. Hansen's animation experience is limited to acting as a consultant on the movie based on the comic strip he created. Alternatively, please remove the reference to Mr. Hansen in this risk factor.

Because our Chief Executive Officer, page 8

4. Please revise to discuss the shares controlled by your officers as a group.

We have incurred historical losses as a result, we may not be able to generate . . ., page 5

5. Please revise the first sentence here (and also the second sentence of the first paragraph under MD&A-Results of Operations) to indicate that you incurred "cumulative" losses from your inception, April 28, 2010 to September 30, 2010. In this regard, the aggregate period specified includes both an audited and unaudited period. Also, for the September 30, 2010 unaudited interim statements of operations and statements of cash flows included elsewhere in the document, please insert the word "cumulative" over the column designated as "For the Period from April 28, 2010 (Inception) to September 30, 2010.

Description of Business, page 14

6. We note your response to our prior comment 8. Please clarify the phrase "following the offering" used throughout to indicate whether you mean following the closing of the offering, the date of effectiveness, or some other date.

7. We note your response to our prior comment 9. Please reconcile your disclosure on pages 15, 16, and elsewhere that your budget for the next 12 months is $95,000 with your disclosure on page 10 that indicates differing budgets based on the amount of money raised in this offering, ranging from approximately $29,900 to $129,990.

Competition, page 18

8. Please revise to remove references to specific production companies.

Research and Development Expenditures, page 18

9. Please reconcile your disclosure on page 15 that you intend to spend approximately $7,000 during the first quarter following the offering on research and development with your disclosure on page 18 that you intend to spend approximately $6,000 during the first quarter following the offering on research and development. Please also revise your Use of Proceeds section if appropriate.

Directors and Executive Officers, page 43

10. Please revise the first sentence in your description of Eileen Russell's business experience to disclose how many years she was at ABC News.

Interim Financial Statements

11. Refer to the September 30, 2010 unaudited interim balance sheet. Please revise the columnar heading for the June 30, 2010 comparative column to delete the word "audited" and instead replace with "derived from audited financial statements."

12. Refer to Note 6 to the September 30, 2010 unaudited interim financial statements. Please disclose the value assigned to the 500,000 common shares issued to officers in consideration for services rendered. Also disclose the period over which the services were (or are to be) provided.

Age of Financial Statements

13. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

14. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Via facsimile: (212) 980-5192
        Arthur S. Marcus, Esq.
        Gersten Savage LLP